CUSIP No. 828654 20 2                                         Page 1 of 10 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )1

                         Simione Central Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   828654 20 2
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                                 (CUSIP Number)

Kathleen K. Schoemaker                     John C. MacMurray, Esq.
Domain Associates, L.L.C.                  Reboul, MacMurray, Hewitt,
One Palmer Square                          Maynard & Kristol
Princeton, New Jersey 08452                45 Rockefeller Plaza
Tel. (609) 683-5656                        New York, New York  10111
                                           Tel. (212) 841-5700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 12, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

[FN]

--------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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CUSIP No. 828654 20 2                                         Page 2 of 10 Pages


1)   Name of Reporting Person                 Domain Partners
     I.R.S. Identification                    III, L.P.
     No. of Above Person
     (If an Entity)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                    (a) [x]
     if a Member of a Group                       (b) [ ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                          OO

--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                           Delaware

--------------------------------------------------------------------------------
Number of                 7)   Sole Voting    752,826 shares of
Shares Beneficially            Power          Common Stock
Owned by Each                                 (issuable upon
Reporting Person                              conversion of
With                                          preferred stock)
                          ------------------------------------------------------
                          8)   Shared Voting
                               Power                   -0-

                          ------------------------------------------------------
                          9)   Sole Disposi-  752,826 shares of
                               tive Power     Common Stock
                                              (issuable upon
                                              conversion of
                                              preferred stock)
                          ------------------------------------------------------
                          10)  Shared Dis-
                               positive Power          -0-

                          ------------------------------------------------------
11)  Aggregate Amount Beneficially            752,826 shares of
     Owned by Each Reporting Person           Common Stock
                                              (issuable upon
                                              conversion of
                                              preferred stock)
--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                    7.9%
     Amount in Row (11)

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CUSIP No. 828654 20 2                                         Page 3 of 10 Pages


--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                   PN


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CUSIP No. 828654 20 2                                         Page 4 of 10 Pages


1)   Name of Reporting Person                 DP III Associates,
     I.R.S. Identification                    L.P.
     No. of Above Person
     (If an Entity)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                    (a) [x]
     if a Member of a Group                       (b) [ ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                          OO

--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                          Delaware

--------------------------------------------------------------------------------
Number of                 7)   Sole Voting    24,294 shares of
Shares Beneficially            Power          Common Stock
Owned by Each                                 (issuable upon
Reporting Person                              conversion of
With                                          preferred stock)
                          ------------------------------------------------------
                          8)   Shared Voting
                               Power                   -0-

                          ------------------------------------------------------
                          9)   Sole Disposi-  24,294 shares of
                               tive Power     Common Stock
                                              (issuable upon
                                              conversion of
                                              preferred stock)
                          ------------------------------------------------------
                          10)  Shared Dis-
                               positive Power          -0-

                          ------------------------------------------------------
11)  Aggregate Amount Beneficially            24,294 shares of
     Owned by Each Reporting Person           Common Stock
                                              (issuable upon
                                              conversion of
                                              preferred stock)
--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                    0.3%
     Amount in Row (11)

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CUSIP No. 828654 20 2                                         Page 5 of 10 Pages



--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                   PN


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CUSIP No. 828654 20 2                                         Page 6 of 10 Pages


                                  SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER.

          This statement relates to the Common Stock, $.001 par value (the "Common Stock"), of Simione Central Holdings, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 6600 Powers Ferry Road, Suite 300, Atlanta, Georgia 30339.

ITEM 2.  IDENTITY AND BACKGROUND.

          (a) Pursuant to Rules 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D on behalf of Domain Partners III, L.P., a Delaware limited partnership ("DP III"), and DP III Associates, L.P., a Delaware limited partnership ("DP III A"). DP III and DP III A are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement between the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit A.

          (b)-(c) DP III and DP III A are Delaware limited partnerships, each of whose principal business is that of a private investment partnership. The sole general partner of DP III and DP III A is One Palmer Square Associates III, L.P., a Delaware limited partnership ("OPSA III"), whose principal business is that of acting as the general partner of DP III and DP III A. The following individuals, who are citizens of the United States, are the general partners of OPSA III:

          (i) James C. Blair
          (ii) Brian H. Dovey
          (iii) Jesse I. Treu
          (iv) Kathleen K. Schoemaker
          (v) Richard S. Schneider

          The principal business and principal office address of each entity and person named in this paragraph is One Palmer Square, Princeton, New Jersey 08542.

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


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CUSIP No. 828654 20 2                                         Page 7 of 10 Pages


          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          This statement relates to the acquisition by the Reporting Persons of an aggregate 777,120 shares (the "Shares") of Series A Preferred Stock of the Issuer (the "Series A Preferred") on August 12, 1999 in connection with a merger pursuant to which CareCentric Solutions, Inc. was acquired by the Issuer (the "Merger"). The Reporting Persons received the Shares in exchange for their respective holdings in CareCentric Solutions, Inc. The Series A Preferred is convertible into Common Stock on a one-for-one basis, pending the approval of the shareholders of the Issuer, which has not yet been obtained.

ITEM 4.  PURPOSE OF TRANSACTION.

          The Reporting Persons acquired securities of the Issuer as a result of the Merger described in Item 3 above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          The following information is based on a total of 8,782,729 shares of Common Stock outstanding as of October 31, 1999, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 1999 filed with the Securities and Exchange Commission on November 15, 1999, and gives effect to the conversion of all of the Series A Preferred held by the Reporting Persons.

          (a)

          DP III
          ------

          DP III owns 752,826 shares of Common Stock, or approximately 7.9% of the Common Stock outstanding. OPSA III, as the general partner of DP III, may be deemed to beneficially own the shares of Common Stock owned by DP III.

          DP III A
          --------

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CUSIP No. 828654 20 2                                         Page 8 of 10 Pages


          DP III A owns 24,294 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding. OPSA III, as the general partner of DP III A, may be deemed to beneficially own the shares of Common Stock owned by DP III A.

          (b) The general partners of OPSA III may be deemed to share the power to vote or direct the voting of and to dispose or to direct the disposition of the Common Stock owned by DP III and DP III A. Each of the general partners of OPSA III disclaims beneficial ownership of all shares of Common Stock other than the shares of Common Stock he or she may own directly, if any, or by virtue of his or her indirect pro rata interest, as a general partner of OPSA III, in the Common Stock owned by DP III and/or DP III A.

          (c)      Not applicable.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by DP III or DP III A.

          (e)      Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
         OR RELATIONSHIPS WITH RESPECT TO
         SECURITIES OF THE ISSUER.

          188,207 of the aggregate 752,826 Shares owned by DP III are presently being held in escrow, and 6,074 of the aggregate 24,294 Shares owned by DP III A are presently being held in escrow, against possible claims and/or other liabilities that may arise in connection with the Merger. Such Shares will be released from escrow on or before December 31, 2000.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not Applicable.


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CUSIP No. 828654 20 2                                         Page 9 of 10 Pages




                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2000


                                               DOMAIN PARTNERS III, L.P.
                                               By:  One Palmer Square Associates
                                               III, L.P., General Partner

                                               By /s/ Kathleen K. Schoemaker
                                                 -------------------------------
                                                        General Partner


                                               DP III ASSOCIATES, L.P.
                                               By:  One Palmer Square Associates
                                               III, L.P., General Partner

                                               By /s/ Kathleen K. Schoemaker
                                                 -------------------------------
                                                        General Partner

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CUSIP No. 828654 20 2                                        Page 10 of 10 Pages

                                                                       EXHIBIT A

                                  AGREEMENT OF
                            DOMAIN PARTNERS III, L.P.
                                       AND
                             DP III ASSOCIATES, L.P.
                            PURSUANT TO RULE 13d-1(k)
                            -------------------------

          The undersigned hereby agree that the Statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: January 21, 2000


                                               DOMAIN PARTNERS III, L.P.
                                               By:  One Palmer Square Associates
                                               III, L.P., General Partner

                                               By /s/ Kathleen K. Schoemaker
                                                 -------------------------------
                                                        General Partner


                                               DP III ASSOCIATES, L.P.
                                               By:  One Palmer Square Associates
                                               III, L.P., General Partner

                                               By /s/ Kathleen K. Schoemaker
                                                 -------------------------------
                                                        General Partner